            Cumberland Resources Ltd

Listed on the Toronto Stock Exchange:CBD

#950 – 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

News Release 02-23

December 19, 2002

Cumberland Awards Meadowbank Feasibility Study

CUMBERLAND RESOURCES LTD. (CBD-TSX) reports that the feasibility study for the Meadowbank gold project has been awarded to AMEC, an international engineering firm which has designed and constructed several world class mining operations in northern Canada.  The feasibility study on the 100% owned Meadowbank project, located 70 kilometres north of Baker Lake, Nunavut, is planned to be completed in late 2003.

The Meadowbank feasibility study will provide a detailed mine model with accurate capital and operating parameters which will serve as a basis for financing and construction of the project.  A preliminary assessment* completed in January 2002 indicated the project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life, with 85% of gold production from open pit mine designs.

"Meadowbank enters the feasibility process with the advantage of large, well-defined resources and a reserve base sufficient for four years of production at the current planned production rate.  The feasibility study should benefit from the enhanced resource definition and additional gold deposits outlined in the 2002 program," remarked Kerry Curtis, Interim President and Chief Executive Officer.  "We are pleased to be working with AMEC and eager to develop Nunavut's first new major gold mine."

AMEC is a leading international provider of specialized services and engineering solutions for clients in manufacturing, commercial, infrastructure and process industries.  AMEC applies knowledge, innovation and technology to generate value for clients.

AMEC has provided engineering, procurement, construction and management (EPCM) services to numerous remote mining operations in Canada's north including the EKATI mine in the Northwest Territories, Canada's first diamond mine, and the Red Dog mine in Alaska, the world's largest lead-zinc mine.

News Release 02-23

Page Two

Meadowbank Project

Meadowbank is host to the third largest undeveloped gold resource in Canada with five closely spaced, near surface, gold deposits totaling:

Meadowbank Project Resources* (MRDI Canada, 2001)

Measured and Indicated 7,775,000 t grading 5.79 g/t Inferred 10,937,000 t grading 4.44 g/t	1,447,300 oz. gold 1,561,200 oz. gold

Meadowbank Project Open Pit Reserves* (MRDI Canada, 2000)

Proven and Probable 5,502,000 t grading 5.44 g/t (Reserves included within resources.)	963,000 oz. gold

During 2002 approximately 16,000 metres of exploration and infill diamond drilling in 150 holes were completed and a new gold deposit was discovered.  New resource estimates at Meadowbank are planned for completion in the first quarter of 2003.

Cumberland is well financed with approximately $19.25 million in its treasury and is positioning itself to become North America's next mid-tier level gold producer by advancing the Meadowbank project to production.  Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).

CUMBERLAND RESOURCES LTD.

__________________________________

"Kerry M. Curtis, B.Sc., P.Geo."

Interim President and CEO, Senior Vice President

For further information contact:

Kerry Curtis, Interim President and CEO, Senior Vice President

Brad Thiele, Vice President, Meadowbank Development

Joyce Musial, Investor Relations

_____________________________________________________________________________________

*Cautionary Note:

The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms ``Resource(s)'' does not equate to ``reserves'' and normally may not be included in documents filed with the Securities and Exchange Commission. ``Resources'' are sometimes referred to as ``mineralization'' or ``mineral deposits''.

Open pit reserves established at US$325 for pre-feasibility studies issued April 2000.  Classification conforms to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements